UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-31240

RETIREMENT SAVINGS PLAN OF NEWMONT

(Exact name of registrant as specified in its charter)

Newmont Mining Corporation

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(303) 863-7414

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in the Retirement Savings Plan of Newmont

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* The Newmont Mining Corporation stock fund has been eliminated as an investment option under the Retirement Savings Plan of Newmont and therefore Plan interests thereunder are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan of Newmont has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 21, 2018

Retirement Savings Plan of Newmont

		By:	/s/ John W. Kitlen
John W. Kitlen, Vice President, Controller and Chief Accounting Officer